CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION

October 30, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Submission by Zions Bancorporation for Confidential Treatment under Rule 200.83

Dear Ms. Hayes:

Attached please find a copy of our response to your letter dated September 28, 2012, which was prepared for the Division of Corporation Finance of the Securities and Exchange Commission. We hereby request confidential treatment for the bracketed section on page ZB-7 of the attached document, and the written and oral correspondence related to this bracketed section, which is included in the response to Comment No. 6.

This confidential treatment request is made under the Freedom of Information Act pursuant to Section 200.83 of the Securities and Exchange Commission’s Rules of Practice. It is our understanding that, pursuant to this rule, (i) no determination as to the merits of our request will be made at this time, and (ii) if the staff receives a request for any of the documents subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.

Please direct any questions relating to this request for confidential treatment and any notice to the undersigned at (801) 844-7671, alexander.hume@zionsbancorp.com, or at the address below.

Sincerely yours,

/s/ Alexander J. Hume
Alexander J. Hume
Senior Vice President and
Corporate Controller

1

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-1

October 30, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
File No. 001-12307

Dear Ms. Hayes:

The following responds to your letter dated September 28, 2012 regarding your review of the above-referenced filings. We have keyed our responses to your comments, which are repeated below:

Form 10-K for Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 18

1.
We note your disclosure of pending class action lawsuits on page 158 as well as your disclosure that these matters could be material to your results or cash flows in part because of very large or indeterminate damages sought in some of these matters on page 159. Please revise future filings to clarify the relief sought in material pending legal proceedings.

Management Response:

Our experience has been that the specific amount of damages alleged by plaintiffs in a given claim often bears little relevance to the merits of the claim or the amount, if any, ultimately paid to resolve the claim. In many cases, a specific relief amount is not even asserted by the plaintiffs until relatively late in the proceedings. Accordingly, we believe that disclosure of this information is not meaningful and, in fact, could be misleading. We also believe that the disclosures regarding legal matters in the Company’s past filings, including with respect to the Company’s estimate of an aggregate range of reasonably possible losses for certain matters, provide more meaningful information to investors than an approach where the alleged damage amounts are specified.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-2

In our experience, monetary demands in plaintiffs’ court pleadings often bear little relation to the ultimate loss, if any, to the Company. The potential loss from any particular claim or lawsuit may be affected by various factors that are undetermined and undeterminable at the time of plaintiffs’ pleadings including by reason of: (1) the fact that the damages sought are unsubstantiated or indeterminate; (2) discovery not having been completed or even initiated; (3) the legal uncertainties of particular claims or theories of loss, or the plaintiffs’ not even having finalized their theory of loss; (4) the wide range of potential outcomes; (5) the court assigned to the matter; and (6) the judge presiding over the case. In litigation matters where plaintiffs may allege a specific amount of damages in the complaint, those allegations typically have no asserted basis or methodology given that evidence regarding damages claims may not be developed until late stages or even the very end of the litigation. Specifically in class litigation, class damages discovery is often only initiated after a class is certified.

We respectfully submit that including the specific damage claims in our periodic filings could mislead investors and other stakeholders by suggesting that such claims represent the Company’s reasonable possible exposure in the litigation, which we do not believe to be the case. Furthermore, including the damages claimed in the disclosure could embolden plaintiffs by possibly legitimizing their claims, which is contrary to the interests of shareholders. Given all of the above, we respectfully submit that we do not believe that disclosing the specific amounts of damages sought would be appropriate or helpful to investors.

Item 7. Management’s Discussion and Analysis of Financial Condition…., page 23

Focus on Growth Markets, page 23

2.
We note your disclosure, such as in this section, of your geographic footprint. We also note your disclosure, such as on pages 178-180, of the portion of your net interest income and other noninterest income generated by Zions Bank, CB&T, and Amegy. Please revise future filings where appropriate to clarify your most significant market areas and to describe any material risks related to geographic concentration. Please also provide more specific disclosure regarding the trends in the states in your geographic footprint. For example, clarify which states have experienced higher rates of economic growth, which states have experienced a significant slowing in economic activity, and how these trends impact your business.

Management Response:

We expect to add the following underlined language in our 2012 Form 10-K (numerical data to be updated from 2011):

Focus on Growth Markets
The Company seeks to grow both organically and through acquisitions in growth markets. The states in our geographic footprint have experienced higher rates of economic growth than other states. Our footprint is well diversified by industry, strong business formation rates, real estate development and general economic expansion. While some states in our footprint have experienced a significant slowing in economic activity during the recent recession, others have experienced above-average growth and stronger resistance to the economic downturn. We believe that the Company can continue to experience above-average revenue growth in the long term, in part because the majority of our footprint is concentrated in states that have above average GDP, population, and job growth, and where the economies are well diversified.

•
GDP growth in our footprint has exceeded nominal U.S. GDP by an average of 0.8% per year (compounded) over the last ten years; i.e. from 2001-2010, nominal U.S. GDP grew by 4.0%, while nominal GDP in Zions’ footprint (weighted by assets) grew by 4.8%.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-3

•
Population growth rates in our footprint have exceeded U.S. population growth rates by 1.1% per year (compounded) during the period 2000 thru 2010; i.e. nationally, the U.S. population increased by 10.6% during the last decade, while Zions’ footprint (weighted average) grew by 23.2% during the same period.

•
Job creation within the Zions footprint greatly exceeded the national rate during the past 10 years. U.S. nonfarm payroll jobs increased by 1.1% during the last 10 years; however, job creation in Zions’ footprint increased by 8.8%.

The higher economic growth indicators of GDP, population growth, and job creation in our footprint are driven by the economies of Texas, California, and Utah.

Texas has a well diverse economy and is the third largest in the United States. Significant drivers of its growth are the energy, health care, manufacturing, real estate, and computer technology sectors. These sectors propel the Texas economy to outperform the nation with employers adding jobs in the past 12 months, resulting in an unemployment rate declining to 8.4% compared to the national rate at 9.0%. Amegy’s three primary markets - Houston, Dallas and San Antonio -experienced job growth in 2011 as well. In addition, the Texas economic environment benefits from business-friendly growth policies, highly affordable housing markets, and a relatively small percentage of homeowner borrowers in a negative equity situation. See page 50 under “Business Segment Results” for further discussion of the impact the foregoing may have had on the 2011 performance of Amegy Bank.

California’s economy represents about 13% of the nation’s GDP and is based on a diverse group of business sectors. While the state has been experiencing early improvements in commercial real estate values, it faces a serious structural budget shortfall. CB&T’s primary markets - Coastal Northern California and Coastal Southern California - experienced economic improvements in 2011 compared to 2010. Trends in unemployment, home foreclosures, and bank credit problems are gradually improving, resulting in a corresponding reduction in bank credit problems. The state’s unemployment rate declined from a peak at 12.4% to 11.2% at December 31, 2011. Unemployment rates are much lower in CB&T’s primary markets compared to the state as a whole. See page 49 under “Business Segment Results” for further discussion of the impact the foregoing may have had on the 2011 performance of CB&T.

The Utah economy is primarily based on the energy, agriculture, real estate, computer technology, and financial services sectors. During 2011, Utah employment grew at a 2.3% rate compared to the national employment growth rate of 1.2%. This growth decreased Utah’s overall unemployment rate to 5.8% in 2011 from 7.6% in 2010. Zions Bank is the third largest commercial bank in the state of Utah and operates in all submarkets of the state. In addition, the Utah state government has been recognized for its policies promoting a business-friendly climate, providing a predictable and stable tax policy, and controlling government spending levels. See page 49 under “Business Segment Results” for further discussion of the impact the foregoing may have had on the 2011 performance of Zions Bank.

Business Segment Results, page 47

3.
We note your disclosure on page 180 related to your “Other” segment. Please expand future filings to describe significant components of income and expense for your “Other” segment as well as the reason for material changes within this segment from prior periods.

Management Response:

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-4

In analyzing the components of income and expense in our Other segment, we have found that the Parent’s activities have generally had the most impact. Accordingly, beginning with the 2012 Form 10-K, we expect to add the following underlined language to Note 22, Operating Segment Information:

The operating segment identified as “Other” includes the Parent, Zions Management Services Company (“ZMSC”), certain nonbank and financial service subsidiaries, TCBO, and eliminations of transactions between segments.

The Parent’s financial statements in Note 24 provide more information about the Parent’s activities. The condensed statement of income identifies the components of income and expense, all of which affect the operating amounts presented in the Other segment.

ZMSC provides internal technology and operational services to affiliated operating businesses of the Company. ZMSC charges most of its costs to the affiliates on an approximate break-even basis. As a result, the impact of ZMSC’s operations on a net basis has not been significant to the operating amounts in the Other segment.

Our MD&A discussion for business segments will include the reasons for material changes from prior years.

Risk Elements, page 67

Consumer Loans, page 73

4.
You disclose on page 73 that you sell “conforming” fixed rate loans to third parties, including Fannie Mae and Freddie Mac, for which you make representations and warranties as to meeting certain underwriting and collateral documentation standards. You also disclose that you do not estimate that you have any material financial risk as a result of your foreclosure practices or loan “put-backs” by Fannie Mae or Freddie Mac and you have not established any reserves related to these items. Please revise your future filings to disclose whether you have received any repurchase requests related to these loans and quantify the amount of such requests. In addition, to the extent that the amount of repurchase requests received has been material, please disclose the following:

•	The level of resolved claims during the periods presented, including disclosure of the amount paid to resolve the claims and the unpaid principal balance of the claims resolved; and

•	The level of unresolved claims existing at the balance sheet date, including the related amount of unpaid principal balance and interest.

Management Response:

The following schedule shows that for the six months ended June 30, 2012, total losses from loan put-backs by third parties, including Fannie Mae and Freddie Mac, were approximately $1.2 million. We consider the quantity and amounts related to these put-backs to be immaterial and, therefore, do not warrant any disclosure.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-5

	Six Months Ended June 30, 2012
(Amounts in thousands)	Number of put-backs submitted	Amount of put-backs submitted	Loss recognized

Put-back type

Pending/in process [1]	11	$2,903	$—

Completed with no action taken [1]	22	5,298	—

Completed with loss recognized:
Repurchased [2,3]	2	305	291
Made whole [2,4]	5	1,185	907
	7	1,490	1,198
Total put-backs	40	$9,691	$1,198

[1]	Amounts submitted are the original loan balances.
2 Amounts submitted are the unpaid principal balances.

[3]	Completed with collateral.

[4]	Completed without collateral.

Nonperforming Assets, page 75

5.
We note that you experienced significant declines in nonperforming lending-related assets in recent periods with decreases of 42% and 34% in 2011 and 2010, respectively. We further note your disclosure that decreases in nonaccrual loans can be attributable to pay-downs, write-offs or the return of loans to accrual status. To provide greater transparency into the key drivers of these changes, please consider providing a rollforward of both your nonaccrual loans and other real estate owned in your future filings.

Management Response:

We disclose the reasons for changes to nonaccrual loan balances in the MD&A. To provide greater transparency regarding the key drivers of these changes, we will consider providing a tabular rollforward summarizing the changes to nonaccrual loans and to other real estate owned (“OREO”) in our 2012 Form 10-K.

We have noted in this current stage of the economic recovery that investor interest has substantially diminished regarding expanded disclosures of this kind of information. Our balance of nonaccrual loans, excluding FDIC-supported loans, has declined from approximately $2.0 billion at December 31, 2009 to $700 million at September 30, 2012. Our OREO balance has declined from approximately $390 million to $118 million during the same period. If the rollforward detail is not considered material or relevant in future periods, we will not disclose it.

Interest Rate and Market Risk Management, page 79

Interest Rate Risk, page 80

6.
We note that you monitor interest rate risk through the use of two complementary methods - duration of equity and income simulation. Please address the following with respect to your use of these models:

•
Tell us and revise your disclosure in future filings to disclose the assumptions used in your duration of equity base case scenario presented in Schedule 33 on page 82. For example, clarify whether your base case scenario is calculated in the manner described on page 81

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-6

whereby interest rates are both increased and decreased by 1% in order to calculate the average change in fair value (or dollar duration) of all assets, liabilities and derivatives.

Management Response:

The base case scenario is calculated in the manner described on page 81 in our 2011 Form 10-K. However, we revised the disclosure in our June 30, 2012 Form 10-Q to describe an update to the current duration calculation in which we increase rates 10 bp and decrease rates 10 bp in order to have parallel rate movements in all maturities, and scale the result by a factor of 10 to get the change per 100 bp movement. This methodology is used for all assets, liabilities, and derivatives. We will be modifying our future disclosures to report the change in market value of equity under a range of rate shocks from -200 bp to +500 bp.

•
Clarify how your duration of equity was calculated under the second scenario disclosed in Table 33 (interest rates increased by 200 bps) given that your model description on page 81 discusses simultaneous increases and decreases to interest rates. For example, clarify whether under this scenario interest rates were also decreased by 200 bps (or to 0%) in order to calculate the dollar duration of equity. To the extent that this only represents a scenario where interest rates are increased by 200 bps, please tell us why you do not disclose and/or perform a duration of equity scenario based on a decrease in interest rates.

Management Response:

For the scenario in the duration of equity calculation where rates are increased by 200 bp, the calculation uses the up 100 bp, up 200 bp, and up 300 bp scenarios according to the following formula:

Duration =	[MV(up 300) – MV(up 200)] – [MV(up 200) – MV(up 100)]
2 MV(up 200)

This calculation uses the Market Value in the up 200 bp scenario as the baseline value. It then calculates the change in market value from the baseline for up 100 bp (MV(up 300)) and down 100 bp (MV(up 100)) moves, and averages the up and down. This calculation is meant to demonstrate the change in duration for a change in rates (also referred to as “convexity”) of the market value of equity. The change in duration is not calculated or disclosed for the down 200 bp scenario due to the fact that actual interest rates are below 2% through 10-year maturities in both the treasury and swap market and therefore cannot decline by 200 bp. If rates were to rise, we would disclose the down 200 bp duration calculation as well using down 100 bp, down 200 bp, and down 300 bp rate shocks.

•
Clarify how you ultimately arrive at the amounts presented in Schedule 33 given your disclosure on page 81 that as a result of uncertainty about the maturity and re-pricing characteristics of both deposits and loans, you estimate ranges of duration and income simulation under a variety of assumptions and scenarios. Please also provide us with an example of these ranges as of December 31, 2011 given your disclosure that you view the results of both models as falling within a wide range of possibilities.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-7

Management Response:

{Material has been redacted for which confidential treatment has been requested.}

•
With respect to the internal policy limits set for each model, discuss your procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented. In this regard, we note that you discuss policy exceptions granted by your Board with respect to your duration of equity, but you do not discuss the implications if interest income simulation results fell outside of your prescribed limits.

Management Response:

By falling outside the prescribed limits on interest rate risk, we are more asset-sensitive than we would ordinarily target. Therefore, if rates were to increase, we would have larger increases in net interest income than if we were within the targeted limits. The risk to income from falling rates is substantially mitigated by the low level of current rates. Due to the asymmetric risk to interest rates (the potential magnitude of a rate increase greatly exceeding the potential magnitude of a rate decline), we believe interest rate risk is within an acceptable range despite the fact that some duration measures fall outside prescribed limits.

•
Provide additional context as to how investors should review the outputs of these models given the differences in the outputs of each model under the various interest rate scenarios. For example, more clearly explain how to evaluate a (1.5%) duration of equity under a scenario where interest rates are increased by 200 bps in relation to a 7.4% increase in interest sensitive income under the same scenario.

Management Response:

We presume that investors in banking institutions have some familiarity with different types of interest rate risk measures and their uses. We view duration of equity and income sensitivity as complementary measures which together provide a more meaningful picture of interest rate risk. However, we do not believe that our disclosure needs to educate investors on different types of interest rate risk measures which are commonly used in the banking industry and for which many textbooks and other publications are available.

Liquidity Risk, page 83

Liquidity Management Actions, 85

7.
We note that you provide a discussion of your liquidity management activities at both the parent and bank subsidiary levels on pages 85-87. To supplement this discussion and provide increased transparency into your liquidity position, please consider providing tabular disclosure in your future filings of your available liquidity sources such as unencumbered cash, high-quality liquid assets and available borrowing capacity.

Management Response:

Our Forms 10-K and 10-Q disclose information about the liquidity position and liquidity sources of the Company and its subsidiary banks. For example, we disclosed the following in our 2011 Form 10-K:

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-8

•	Cash balances for the consolidated Company, the Parent, and/or subsidiary banks are disclosed on pages 38, 85-86, 97, and 182.

•	High-quality liquid investment securities such as those issued by the U.S. Treasury and U.S. Government agencies and corporations are disclosed on pages 53-55, 108-111, and 165-175.

•	Available borrowing capacity with the Federal Home Loan Bank and Federal Reserve is disclosed on page 87.

These disclosures and other liquidity-related metrics are used by investors and analysts to calculate liquidity levels of the Company and its subsidiary banks.

Our disclosures follow stated liquidity disclosure rules and other guidance issued by the SEC. Due to the existing transparency of our disclosures of the Company’s liquidity position, we do not consider it necessary to include this additional disclosure. We have found that liquidity is a sensitive matter for banks and the improper disclosure of liquidity-related data could result in adverse results for the banking industry.

Should the SEC desire that all registrants provide this tabular liquidity disclosure in addition to the requirements of existing guidance, we would prefer that a formal rule-making process determine the liquidity disclosure guidance for all public registrants to follow. In this manner, all registrants will receive the same requirements that will help ensure a consistent and comparable response to make a tabular disclosure of liquidity sources. We note that the Financial Accounting Standards Board (“FASB”) has proposed expanded rules for the disclosure of liquidity risk. We understand the SEC is working with the FASB to set new liquidity disclosure rules for MD&A.

8.
As a related matter, we note your disclosure that “cash receipts from subsidiaries and investments currently do not cover the Parent’s interest and dividend payments.” Please tell us, and revise your future filings to discuss, the actions taken to remedy this cash deficiency and the implications it may have on your future liquidity position and operating results. For example, to the extent that you were required to increase your borrowings as a result of this deficiency, discuss the implications that this will have on your level of interest expense in future periods.

Management Response:

We included this particular liquidity disclosure at the time when the financial crisis was beginning and the Company was unprofitable. We were responding to the requirement to disclose material trends and uncertainties related to a company’s flexibility in determining when and how to use the available cash flows to satisfy obligations and make other capital expenditures at the parent company. The same disclosure includes statements about capital that had been raised and debt that was issued to meet liquidity needs. See page 86 of the 2011 Form 10-K. In the first and second quarters of 2012, this disclosure was changed to the following:

…all of the Company’s subsidiary banks recorded a profit. We expect that this profitability will be sustained thus permitting additional payments of dividends by the banks to the Parent, and/or returns of capital to the Parent during the remainder of 2012.

See page 87 in either the March 31, 2012 Form 10-Q or the June 30, 2012 Form 10-Q. This change was due to the return to profitability of the subsidiary banks and their payment of dividends and return of capital to the Parent.

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Credit Losses, page 115

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-9

Allowance for Credit Losses, page 116

9.
We note that for consumer loans, you use roll rate models to forecast probable inherent loses and that you estimate roll rates for these loans using recent delinquency and loss experience. Please revise your disclosure in future filings as follows:

•
Confirm that you segment your consumer loan portfolio into separate pools based on common risk characteristics and that roll rates based on historical delinquency and loss experience are separately calculated for each pool.

•
Explain how housing market trends are incorporated into your allowance for loan losses in your consumer segment. For example, explain whether such factors are incorporated through adjustments to your historical loss rates or through qualitative adjustments.

Management Response:

We expect to incorporate the following underlined wording under Allowance for Credit Losses in Note 6 of our 2012 Form 10-K:

… We estimate roll rates for consumer loans using recent delinquency and loss experience by segmenting our consumer loan portfolio into separate pools based on common risk characteristics and separately calculating historical delinquency and loss experience for each pool. These roll rates are then applied to current delinquency levels to estimate probable inherent losses. Roll rates incorporate housing market trends inasmuch as these trends manifest themselves in charge-offs and delinquencies. In addition, our qualitative and environmental factors discussed subsequently incorporate the most recent housing market trends.

10.
We note that you made certain refinements to your allowance for loan losses model during the fourth quarter of 2011, including a change to certain assumptions used in your quantitative estimate for your commercial and commercial real estate (CRE) segments as well as your method for determining appropriate qualitative adjustments. Please address the following:

•
We note that you began using a look-back period of 60 months in the fourth quarter of 2011 in your loss migration model for your commercial and CRE portfolios and that prior to this change you used “several look-back periods.” Please revise your disclosure in future filings to clarify whether the change to 60 months represents a shorter or longer look-back period than what was previously used. Please also discuss whether you made any corresponding adjustments to your qualitative factors to account for the shortening/lengthening of the look-back period considering the economic conditions and related loss experience captured in that period.

•
We note that you changed the method by which your qualitative adjustment was determined from a single value estimate to your best estimate from within a range of estimates. Revise your future filings to discuss how you determine the point in the range that represents your best estimate of the additional allowance required for such qualitative and environmental factors.

Management Response:

Beginning in the fourth quarter of 2011, we began using only a 60 month look-back period, which was the longest of the previously used look-back periods of 6, 12, 18, 24, 36, and 60 months.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-10

We expect to incorporate the following underlined wording under Allowance for Credit Losses in Note 6 of our 2012 Form 10-K:

… After applying historical loss experience, as described above, we review the quantitatively derived level of ALLL for each segment using qualitative criteria and use those criteria to determine our estimate within the range. We track various risk factors that influence our judgment regarding the level of the ALLL across the portfolio segments. The current status and historical changes in qualitative and environmental factors may not be reflected in our quantitative models. These factors primarily include:

[List of factors from page 117 of the 2011 Form 10-K]…

…Prior to the fourth quarter of 2011, we used loss migration models based on loss experience over several look-back periods ranging from 6 to 60 months to estimate probable losses for the portions of the segments that were collectively evaluated for impairment. During the fourth quarter of 2011 and subsequently, the loss migrations models are based on loss experience over just the most recent 60 months...We considered these assumption changes in assessing our qualitative adjustments to determine the appropriate level of ACL and made corresponding changes to our qualitative factors as described in the following paragraph. We made the change to minimize the need for future assumption changes when credit quality improves to more normal levels and to increase the transparency of our ACL methodology. The above refinements in the quantitative portion of the ACL estimate did not have a material effect on the overall level of the ACL or the provision for loan losses.

Prior to the fourth quarter of 2011, we determined our adjustments for qualitative and environmental factors by estimating a single value for these adjustments. During the fourth quarter of 2011 and subsequently, we determine our adjustments for qualitative and environmental factors by estimating a point that represents our best estimate within a range of estimated losses. This best estimate is based on our assessment of current qualitative and environmental factor trends and their historical trends and behaviors. We made the change to explicitly recognize that the ACL estimate is inherently imprecise and could have a range of acceptable values and to increase the transparency of our ACL methodology. The above refinement in the qualitative portion of the ACL estimate did not have a material effect on the overall level of the ACL or the provision for loan losses.

Note 8. Derivative Instruments and Hedging Activities, page 133

11.
We note your disclosures that you have $94.8 million of derivatives in a liability position as of December 31, 2011. Please clarify whether you were required to post collateral for derivative contracts in a net liability position. Also, please disclose whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2011, and if so, revise your future filings to provide the disclosures required by ASU 815-10-50-4H.

Management Response:

To clarify existing disclosure in our Forms 10-K and 10-Q, beginning with the September 30, 2012 Form 10-Q, we expect to add the following underlined language in Note 8, Derivative Instruments and Hedging Activities:

Exposure to credit risk arises from the possibility of nonperformance by counterparties. These counterparties primarily consist of financial institutions that are well established and well capitalized. We control this credit risk through credit approvals, limits, pledges of collateral, and

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-11

monitoring procedures. No losses on derivative instruments have occurred as a result of counterparty nonperformance. Nevertheless, the related credit risk is considered and measured when and where appropriate.

Our derivative contracts require us to pledge collateral for derivatives that are in a net liability position at a given balance sheet date. Certain of these derivative contracts contain credit-risk-related contingent features that include the requirement to maintain a minimum debt credit rating. We may be required to pledge additional collateral if a credit-risk-related feature were triggered, such as a downgrade of our credit rating. However, in past situations, not all counterparties have demanded that additional collateral be pledged when provided for under their contracts. At September 30, 2012, the fair value of our derivative liabilities was approximately $96.4 million for which we were required to pledge cash collateral of approximately $104.6 million in the normal course of business. If our credit rating were downgraded by one notch at September 30, 2012, the additional amount of collateral we could be required to pledge is $1 million.

Note 18. Commitments, Guarantees, Contingent Liabilities, and Related Parties, page 156

Legal Matters, page 158

12.
We note your disclosure on page 159 that you are able to estimate a range of reasonably possible losses for only a limited number of matters and that as of December 31, 2011 you estimated an aggregate range of reasonably possible losses of $3 million to $75 million, including the accrued liability, if any, related to these matters. In order to provide more transparency around the potential loss exposure that is not already reflected in your financial statements, please revise your disclosure in future filings to disclose your range of reasonably possible losses in excess of amounts accrued. Refer to paragraphs 3-4 of ASC 450-20-50.

Management Response:

Beginning with the September 30, 2012 Form 10-Q, we will disclose the estimated aggregate range of reasonably possible losses as being in excess of the amounts accrued.

Item 15. Exhibits, Financial Statement Schedules, page 187

13.	Please file as exhibits your written agreements with your named executive officers mentioned on page 18 of your definitive proxy statement filed on April 12, 2012.

Management Response:

The written agreements with our named executive officers (“NEOs”) referred to on page 18 in our April 12, 2012 Proxy Statement were required as a condition of our participation in the U.S. Department of the Treasury Capital Purchase Program (“CPP”) and the requirements of the Interim Final Rule issued by the Treasury Department under the CPP. Since we are no longer a CPP participant (effective September 26, 2012), these agreements are no longer operative. However, we will abide by the SEC’s recommendation and make the appropriate exhibit filing with our September 30, 2012 Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Setting Executive Compensation, page 18

14.	We note that a majority of the companies included in your CPP peer group had repaid their TARP funds prior to the fourth quarter of 2011 when McLagan updated its 2010 study. Please

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-12

tell us whether the Committee considered data regarding these CPP peer companies when making CPP-compliant restricted stock grants for 2011 and when setting compensation packages for 2012. If so, tell us what consideration the Committee gave to the repayment of TARP funds.

Management Response:

The Compensation Committee relied on the compensation benchmarking study prepared by McLagan in December 2011 to help them evaluate the competitiveness of their CPP-compliant restricted stock grants for 2011 and the total compensation delivered to executives for the 2011 performance year, as well as the competitive alignment of total compensation for its executive pay packages for 2012.

McLagan benchmarked executives against similar positions at firms in the CPP peer group using the most recent data from McLagan’s proprietary database. It is important to note that the data McLagan presented to the Committee was representative of the pay levels and structures in place when the majority of the companies in the CPP-peer group were still in TARP (i.e., prior to the repayment of TARP funds). Specifically, McLagan defined “market total compensation as consisting of: 2010 salary; 2010 performance year cash bonus, and long-term awards for 2010 performance (including deferred cash, restricted stock, options and performance awards typically granted in early 2011).”

The specific TARP repayment dates and/or status (as of December 31, 2011) for companies in the CPP peer group are outlined in the following table:

Company	TARP status	Company	TARP status

Associated Bancorp	Repaid on 9/14/11	Huntington Bancshares Corp	Repaid on 12/22/10
BB&T	Repaid on 9/17/09	KeyCorp	Repaid on 3/30/11
BOK Financial	Never received TARP funds	M&T Bank Corp	Partial TARP repayment on 5/18/11
City National Corp	Repaid on 3/3/10	People’s United Financial Corp	Never received TARP funds
Comerica	Repaid on 3/17/10	Regions Financial Corp	Still a TARP participant
Commerce Bancshares	Still a TARP participant	SunTrust Banks Inc.	Repaid on 3/31/11
Fifth Third Bancorp	Repaid on 2/2/11	Synovus Financial Corp	Still a TARP participant
First Horizon National	Repaid on 12/22/10	TCF Financial	Repaid on 4/22/09

Accordingly, we believe that at least 10 of the 16 peer companies used by McLagan had pay data that was reflective of pay levels and structures that were influenced by the TARP regulations and provided an appropriate benchmark for our executive pay packages. The anticipated or expected repayment of TARP funds was one of many considerations, certainly not a primary or major consideration, used to formulate our executive pay packages. Our desire was to make our total compensation packages sufficiently competitive with our peers, whether they were in or out of TARP. We believe this was critical to retaining our executive talent through the economic crisis and beyond.

Restricted Shares, page 25

15.
We note your disclosure on page 26 that you awarded your NEOs restricted shares that would have a value at the time of the award equal to 44% of each NEO’s total salary. However, we note that the values of the restricted stock awards included in the summary compensation table on page 36 appear to range from approximately 37.5% to 50% of total salary. Please tell us how this disclosure is consistent. Please also tell us, and revise future filings to describe, the reasons for differences in the level of restricted stock awards between your named executive officers and the factors considered in determining whether and to what extent the awards should be in the form of restricted stock and restricted stock units.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-13

Management Response:

The 44% figure was computed by dividing the total restricted stock value granted to NEOs for 2011 by the aggregate total salaries delivered to NEOs during 2011 (refer to the table below):

	2011

	Cash salary	Stock salary	Total salary	Restricted stock	% of total salary
Name

Harris Simmons	$875,000	$600,000	$1,475,000	$664,993	45.1%
Doyle Arnold	542,000	461,000	1,003,000	501,498	50.0%
Scott McLean	510,000	342,000	852,000	389,990	46.8%
David Blackford	510,000	336,000	846,000	354,994	42.0%
A. Scott Anderson	518,000	326,000	844,000	316,485	37.5%
Totals	$2,955,000	$2,065,000	$5,020,000	$2,227,960	44.4%

It would be more accurate to describe this figure as the ‘weighted average restricted stock value as a percentage of aggregate NEO total salaries.’ It is important to note that all information necessary to compute figures such as this was disclosed and available in our April 12, 2012 proxy statement.

We will include in future filings the factors and contributions of each individual NEO’s performance that were considered in determining awards under each of the Company’s incentive plans. Additionally, we will describe in future filings the factors considered in determining to what extent awards are paid in the form of restricted stock and restricted stock units. We do not believe the regulations require us to disclose the reasons for the differences in the level of restricted stock awards between our NEOs. We believe such information goes beyond the requirements and disclosure of such information could place the Company at a competitive disadvantage.

Compensation Tables, page 35

16.	Tell us why you have included the restricted stock awards made on January 27, 2012 in the Summary Compensation Table and in the Grant of Plan Based Awards Table.

Management Response:

We included the restricted stock awards made on January 27, 2012 in the Summary Compensation Table because these awards were earned in fiscal year 2011 and reflective of performance for fiscal year 2011.

We included the restricted stock awards made on January 27, 2012 in the Grant of Plan Based Awards Table in the spirit of transparency and to complement the data provided in the Summary Compensation Table. In future filings, we will clarify the timing of such grants and the time period to which they relate by amending the title of the Grant of Plan Based Awards Table to read “Grants of Plan Based Awards for [insert relevant fiscal year].”

Certain Relationships and Related Transactions, page 45

Ordinary Course Loans, page 45

17.	Please tell us and revise future filings to indicate whether the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-14

comparable loans with persons not related to the lender. If not, provide the disclosure required by Item 404 of Regulation S-K. See Instruction 4(c)(ii) to Item 404(a).

Management Response:

In future filings, we will clarify the meaning of this disclosure by including the following expected underlined wording:

…Such loans were made on substantially the same terms, including interest rates and collateral, as those available at the time for similar transactions with persons not related to the lender…

Compensation of Directors, page 45

18.
Please expand your disclosure in future filings to include the number of shares of restricted stock granted to each of your directors, the material terms of these stock awards, and the aggregate number of stock awards outstanding at fiscal year-end.

Management Response:

We will expand our disclosures in future filings to include the number of shares of restricted stock granted to each of our directors, the material terms of these stock awards, and the aggregate number of stock awards outstanding at fiscal year-end. We would note that due to the anticipated grant dates (April or May) and current vesting period (i.e., six months) for the director stock grants, it is highly unlikely that there will be any director stock awards outstanding at fiscal year-end.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Consolidated Financial Statements

Note 9. Fair Value, page 40

19.
We were unable to locate a description of the valuation processes used for your level 3 fair value measurements (for example, how you decide your policies and procedures and analyze changes in measurements from period to period) as required by ASC 820-10-50-2f and 820-10-55-105. Please revise future filings to provide these disclosures.

Management Response:

Beginning with our September 30, 2012 Form 10-Q, we expect to incorporate the following underlined language to describe our Level 3 valuation policies and procedures:

Level 3 Valuation Policies and Procedures
Our valuation policies and procedures for Level 3 securities are under the direction of the Securities Valuation and Securitization Oversight Committee (“SOC”) comprised of senior and executive members of management in our investment, financial and accounting operations. The SOC is chaired by our chief financial officer and reports to the Audit Committee of the Board of Directors. The major function of the SOC is to develop, review, and approve for use on a quarterly basis the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 securities. The sources of fair value changes are presented to the SOC and attribution analyses are completed when significant changes occur between quarters. SOC procedures require that back testing of certain significant assumptions be provided quarterly. Observers from Risk Management, Internal Audit and other areas participate in and attend SOC meetings.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-15

The Model Control Committee is responsible for model validation and validation policies. This Committee is separate from the SOC and is part of the Corporate Risk Management department. Committee members are drawn from quantitative experts throughout the Company. The Committee conducts model validations and sets policies and procedures for revalidation timing.

Utilization of Third Party Service Providers
We use third party service providers and a licensed internal third party model to estimate fair value for certain of our AFS securities as follows:...

In addition, for private equity investments, most of which are valued under Level 3, we expect to incorporate the following underlined language in the paragraph discussing the Level 3 valuation of these securities:

Private equity investments valued under Level 3 on a recurring basis are recorded initially at acquisition cost, which is considered the best indication of fair value unless there have been material subsequent positive or negative developments that justify an adjustment in the fair value estimate. Subsequent adjustments to recorded fair values are based as necessary on current and projected financial performance, recent financing activities, economic and market conditions, market comparables, market liquidity, sales restrictions, and other factors. Management who are familiar with the investments, including investment officers, controllers, etc., review quarterly the financial statements and other information for each investment. The Other Equity Investments Committee, consisting of the chief executive officer, the chief financial officer, and the chief investment officer, review periodically for reasonableness the financial information for these investments. Nearly all of the underlying investments are separately audited.

20.
We were unable to locate the disclosures required by ASC 820-10-50-2bb and 820-10-50-2c3 with respect to any transfers between levels 1, 2 and 3 during the period. Please revise your future filings to provide these disclosures or, if true, state that you did not have any such transfers.

Management Response:

We have not had any transfers of assets and liabilities among Levels 1, 2 or 3 for the reporting periods covered by this comment letter. We will add a sentence to future filings that no such transfers occurred during the relevant reporting periods to the extent there are no such transfers.

Management’s Discussion and Analysis of Financial Condition…., page 57

Risk Elements - Credit Risk Management, page 75

Consumer Loans, page 80

21.
We note your disclosure on page 81 that as of June 30, 2012 0.31% of your HECL portfolio was 90 days or more past due. We also note that $1.1 billion of your $2.2 billion HECL portfolio is secured by junior liens. Please tell us and revise your disclosure in future filings to discuss the procedures you perform to evaluate the performance of the associated senior liens in determining your accrual policy for your HECLs in a junior lien position. Reference is made to Interagency Supervisory Guidance that was issued by the FFIEC in January 2012.

Management Response:

After considering the new guidance when it was issued, we have concluded not to modify our current accrual practices for junior liens when the senior liens meet certain delinquency thresholds. Further, we

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION           ZB-16

do not anticipate making any significant disclosure changes, mainly due to the immaterial loss effect of delinquent junior liens on our financial statements.

As is customary, our current practice is to discontinue the recognition of interest income when the collectability of all principal and interest is considered highly questionable. The January 31, 2012 Interagency Supervisory Guidance on Allowance for Loan and Lease Losses suggests that consideration be given to the performance of all reasonably available information including that of senior liens. However, the guidance does not require that a junior lien be placed on nonaccrual status when the senior lien has reached a certain delinquency state.

We are aware from disclosures in their filings that, because of this new guidance, large banks have implemented changes to their accrual policies to systematically place junior liens on nonaccrual when the senior liens become 90+ or 120+ days past due. Following the issuance of the new guidance, we performed an analysis to determine the extent to which the performance of senior liens affected junior liens. Based on this analysis, we concluded that the effect of any incremental nonaccrual amount for us was approximately $1 million, or 10 bps, which is not significant, especially compared to the 160 bps average of large banks. We also found that because of the inability to perfectly match senior liens to junior liens, the data was not considered “reasonably available.” In nearly all cases, we do not service the related senior liens.

We will continue to use the performance of the junior liens along with readily available information, such as a notice of default or severe delinquency status on senior liens, to establish the accrual status of our junior liens.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Alexander J. Hume
Alexander J. Hume
Senior Vice President and Corporate Controller